Privia Health Group, Inc.

950 N. Glebe Rd., Suite 700

Arlington, VA 22203

April 26, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Celeste Murphy

        Mr. Chris Edwards

Re:	Privia Health Group, Inc.

Registration Statement on Form S-1

Registration No. 333-255086

Dear Ms. Murphy and Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on April 28, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell of Davis Polk & Wardwell LLP at (212) 450-4674, (212) 212 701-5674 (fax) or richard.truesdell@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

PRIVIA HEALTH GROUP, INC.

By:	/s/ Thomas Bartrum
	Name:	Thomas Bartrum
	Title:	Executive Vice President
and General Counsel

cc:	Shawn Morris, Chief Executive Officer, Privia Health Group, Inc.

Parth Mehrotra, President and Chief Operating Officer, Privia Health Group, Inc.

David Mountcastle, Chief Financial Officer, Privia Health Group, Inc.

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP